Exhibit 99.1

FCA Italy working on activation of credit facility, as provided under the recent Italian Liquidity Decree, to further support automotive sector in Italy

•
FCA Italy has initiated a process with the Italian Government to obtain a guarantee from SACE in support of a credit facility designed to help the automotive chain Italy, comprised of approximately 10,000 small and medium size businesses. A dialogue in that respect is ongoing with the first banking group in Italy, Intesa Sanpaolo.

In relation to recent press speculation, FCA Italy S.p.A. ("FCA" or "the Company") confirms that it is in talks with the Italian Government (the Ministry of Economy and Finance - MEF, and the Ministry of Economic Development - MISE) to obtain a guarantee from SACE, Italy’s Export Credit Agency (part of the Italian State’s Cassa Depositi e Prestiti S.p.A. group), under the recently enacted Liquidity Decree (“Decreto Liquidità”). Discussions have been initiated with Intesa Sanpaolo, Italy’s largest banking group, in relation to a 3-year credit facility dedicated exclusively to financing FCA’s activities in Italy and intended to provide further support to some 10,000 small and medium enterprises in the automotive supply chain in Italy following the reopening of the Company’s Italian plants beginning at the end of April.

Under an innovative mechanism, initially applicable to the automotive supply chain, all disbursements from the credit facility will be managed through dedicated accounts established with Intesa Sanpaolo for the sole purpose of providing operational support for payments to Italian suppliers to support their liquidity and, at the same, supporting the restart of production and investment at Italian plants. Under the Italian government’s Liquidity Decree, the total amount of the credit facility may be equivalent to 25% of the consolidated turnover of FCA’s industrial entities in Italy, or up to €6.3 billion.

This innovative agreement reaffirms the Italian automotive sector’s role in the restart of Italian industry, in relation to which FCA - together with its suppliers and partners - are pivotal. This position will be further strengthened in coming years through the extensive investment plan, already presented and confirmed, as demonstrated by the recent production launches of the new Fiat 500 electric in Turin and the Jeep Renegade and Jeep Compass plug-in hybrids in Melfi.

Overall, the automotive sector is a key part of the Italian industry: and it is both in terms of relevance and structure. On its own it equates to about 6.2% of the Italian GDP and in terms of employment to about 7% of the entire manufacturing sector.

The Italian automotive ecosystem represents one of the country's recognized strengths worldwide, as well as being one of the largest areas of specialized industrial and commercial know-how in Europe. This sector determines the largest investments in research and innovation in the country, a fundamental basis for guaranteeing future economic competitiveness in an era characterized by rapid technological changes.

The new credit facility forms part of FCA’s broader plan for the safe restart of its Italian operations. This follows an unprecedented period in which rapid measures were taken to protect employees, families and communities during the Covid-19 emergency, and which resulted in a complete suspension of FCA’s industrial and commercial activities in Italy, with the inevitably dramatic short- and medium-term impact on the entire automotive ecosystem.

FCA is Italy’s largest industrial group, directly employing 55,000 people at its 16 plants and 26 dedicated R&D sites. In addition, over 200,000 further jobs at 5,500 highly-specialized Italian suppliers are directly linked to the successful continuity of the Company’s operations. A further 120,000 jobs at 12,000 enterprises of all sizes in the distribution and services sectors also support the Italian automotive industry. In addition, 40% of the €50 billion in annual revenues generated by the Italian automotive components sector is driven by supply to FCA.

The number one priority in FCA’s plan is the health and safety of its employees. With the support of its union partners and experts, the Company has established protocols for its operations that have set a benchmark for a return to the workplace in Italy. Nevertheless, the reopening of FCA’s plants and of the sector as a whole will inevitably be gradual. The objective of the current discussions is to strengthen the financial resilience of the Italian automotive system as a whole, during an inevitably long and challenging period of recovery.

Turin, 16 May 2020

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com